Exhibit 99.1

Hanwha Q CELLS Reports Third Quarter 2016 Results

Seoul, South Korea, November 22, 2016 -- Hanwha Q CELLS Co., Ltd. ("Hanwha Q CELLS" or the "Company") (NASDAQ: HQCL), one of the world’s largest photovoltaic manufacturers of high-quality, high-efficiency solar modules, today reported its unaudited financial results for the third quarter of 2016. The Company will host a conference call to discuss the results at 8:00 am Eastern Time (10:00 pm Korea Standard Time) on November 22, 2016.

Third Quarter 2016 Highlights

•	Net revenues were $707.8 million, compared with $638.0 million in the second quarter of 2016 and $427.2 million in the third quarter of 2015.
•	Gross profit was $140.5 million, compared with $151.2 million in the second quarter of 2016 and $93.0 million in the third quarter of 2015.
•	Gross margin was 19.9%, compared with 23.7% in the second quarter of 2016 and 21.8% in the third quarter of 2015.
•	Operating income was $72.4 million, compared with $84.5 million in the second quarter of 2016 and $40.3 million in the third quarter of 2015.
•	Net income attributable to Company’s ordinary shareholders was $41.7 million, compared with net income of $76.8 million in the second quarter of 2016 and net income of $52.4 million in the third quarter of 2015.
•	Earnings per fully diluted American Depositary Share (“ADS” and each ADS represents 50 of the Company’s ordinary shares) were $0.50, compared with earnings per fully diluted ADS of $0.92 in the second quarter of 2016 and net income per fully diluted ADS of $0.63 in the third quarter of 2015.

Mr. Seong-woo Nam, Chairman and CEO of Hanwha Q CELLS, remarked, “Our financial and operational results in the third quarter were solid while generating net revenues of $707.8 million in this quarter, an increase of 65.7% from the same period last year. And we are on course to achieve our previously guided full-year total module shipments of 4,800 to 5,000 MW in 2016.”

“Our industry is undergoing challenging time with elevated macro uncertainties,” Mr. Nam continued. “We will continue to focus implementing disciplined financial and operational management as we navigate current market environments, yet further strengthening our industry leadership in technology, quality and customer services for stable long-term growth.”

Third Quarter 2016 Results

Net Revenues

•	Total net revenues were $707.8 million, up 10.9% from $638.0 million in the second quarter of 2016 and up 65.7% from $427.2 million in the third quarter of 2015.

Gross Profit and Margin

•	Gross profit in the third quarter of 2016 was $140.5 million, compared with $151.2 million in the second quarter of 2016 and $93.0 million in the third quarter of 2015.
•	Gross margin in the third quarter of 2016 was 19.9%, compared with 23.7% in the second quarter of 2016 and 21.8% in the third quarter of 2015.

Operating Expense, Income and Margin

•	Total operating expenses were $68.1 million in the third quarter of 2016, up 2.1% from $66.7 million in the second quarter of 2016 and up 29.2% from $52.7 million in the third quarter of 2015.
•	Selling and marketing expenses were $36.4 million in the third quarter of 2016, up 10.0% from $33.1 million in the second quarter of 2016 and up 59.6% from $22.8 million in the third quarter of 2015.
•	General and administrative expenses were $19.7 million in the third quarter of 2016, up 0.1% from $19.6 million in the second quarter of 2016 and up 13.9% from $17.3 million in the third quarter of 2015.
•	Research and development expenses were $12.0 million in the third quarter of 2016, down 14.3% from $14.0 million in the second quarter of 2016 and down 4.8% from $12.6 million in the third quarter of 2015.

Net Interest Expense

•	Net interest expense was $12.4 million in the third quarter of 2016, compared with $9.3 million in the second quarter of 2016 and $11.9 million in the third quarter of 2015.

Foreign Currency Exchange Gain (Loss)

•	Net foreign currency exchange loss was $2.3 million in the third quarter of 2016, compared with a net gain of $1.8 million in the second quarter of 2016 and net loss of $17.8 million in the third quarter of 2015.

Changes in Fair Value of Derivative Contracts

•	The Company recorded a net loss of $2.1 million in the third quarter of 2016 from the change in fair value of derivatives in hedging activities, compared with a net loss of $13.7 million in the second quarter of 2016 and a net gain of $0.9 million in the third quarter of 2015.

Income Tax Expense (Benefit)

•	Income tax expense was $10.3 million in the third quarter of 2016, compared with an income tax benefit of $8.8 million in the second quarter of 2016 and an income tax expense of $2.4 million in the third quarter of 2015.

Net Income (Loss) and Earnings (Loss) per ADS

•	Net income attributable to Company’s ordinary shareholders was $41.7 million in the third quarter of 2016, compared with net income of $76.8 million in the second quarter of 2016 and net income of $52.4 million in the third quarter of 2015.
•	Earnings per fully diluted ADS on a GAAP basis was $0.50 in the third quarter of 2016, compared with earnings per fully diluted ADS of $0.92 in the second quarter of 2016 and net income per fully diluted ADS of $0.63 in the third quarter of 2015.

Financial Positions

As of September 30, 2016, the Company had cash and cash equivalents of $254.8 million, compared with $255.4 million as of June 30, 2016. The restricted cash as of September 30, 2016 was $147.2 million, compared with $165.2 million in the previous quarter.

As of September 30, 2016, accounts receivable was $456.1 million, compared with $518.3 million as of June 30, 2016. Inventories were $451.7 million, compared with $485.3 million as of June 30, 2016.

Total short-term bank borrowings (including the current portion of long-term bank borrowings) were $414.9 million as of September 30, 2016, an increase of $35.2 million from the second quarter of 2016. As of September 30, 2016, the Company had total long-term debt (net of current portion and long-term notes) of $796.9 million, a decrease of $2.7 million from the second quarter of 2016. The Company's long-term bank and government borrowings are to be repaid in installments until their maturities, which range from one to sixteen years.

Net cash used in operating activities was $94.9 million in the third quarter of 2016.

Capital expenditures were $23.0 million in the third quarter of 2016.

Operations Updates and Business Outlook

Capacity Status

As of September 30, 2016, the Company had in-house, annualized production capacities of 1,550 MW for ingot, 950 MW for wafer, 4,100 MW for cell and 4,050 MW for module.

Additionally, the Company has an access of module supply of up to 1,500 MW (annualized) as of September 30, 2016 from Hanwha Q CELLS Korea Corporation, an affiliate of the Company.

Business Outlook

For the fourth quarter of 2016, the Company estimates net revenues in the range of $600 to 620 million.

For the full year 2016, the Company reiterates its previous guidance of module shipments and reduced capital expenditures as below:

•	Total module shipments in the range of 4,800 to 5,000 MW
•	Revenue-recognized module shipments in the range of 4,600 to 4,800 MW
•	Capital expenditures of approximately $130 million, of which $84 million for capacity expansion and the remaining $46 million for manufacturing technology upgrades and certain R&D related expenditures

Conference Call

The Company will host a conference call to discuss the results at 8:00 am Eastern Time (10:00 pm Seoul Time) on November 22, 2016. The management will discuss the results and take questions following the prepared remarks.

A live webcast of the conference call will be available on the investor relations section of the Company’s website at www.hanwha-qcells.com or by clicking the following hyperlink: http://edge.media-server.com/m/p/24kdrmj7.

The dial-in details for the live conference call are as follows:

International Toll Free Dial-In Number	+65 67135090
United States	+1 (866) 519-4004
South Korea	+82 (0)2 6490-3660
Germany	08001820671
China, Domestic	8008190121 / 4006208038

Passcode: HQCL

A replay of the call will be available after the conclusion of the conference call on the investor relations section of the Company’s website at www.hanwha-qcells.com and also by dialing numbers below:

International Toll Free Dial-In Number	+61 2 8199 0299
United States	+1 (646) 254-3697
South Korea	+82 (0)2 6490-3513
Germany	08001802149
China, Domestic	8008700206 / 4006322162

Conference ID 9492007

Replay time period: Nov 22, 2016 11:00 ET – Nov 30, 2016 07:59 ET

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About Hanwha Q CELLS

Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) is one of the world´s largest and most recognized photovoltaic manufacturers for its high-quality, high-efficiency solar cells and modules. It is headquartered in Seoul, South Korea (Global Executive HQ) and Thalheim, Germany (Technology & Innovation HQ). With its diverse international manufacturing facilities in South Korea, Malaysia and China, Hanwha Q CELLS is in a unique position to flexibly address all global markets. Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the Company provides excellent services and long-term partnership to its customers in the utility, commercial, government and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top 10 business enterprise in South Korea. For more information, visit http://investors.hanwha-qcells.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. These forward-looking statements also include 4Q16, 2H16 and full-year 2016 estimates for PV product shipments, production capacities and other results of operations. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Hanwha Q CELLS Co., Ltd.

Interim Condensed Consolidated Balance Sheets

(in millions of US dollars, except share data)

	Sep 30, 2016	Dec 31, 2016
ASSETS	(unaudited)	(audited)
Current assets
Cash and cash equivalents	254.8	200.0
Restricted cash	147.2	172.2
Accounts and notes receivable	327.0	365.1
Receivables from related parties	126.1	276.8
Inventories	451.7	406.1
Loans to related parties	120.0	47.8
Other current assets	101.4	102.7
Total current assets	1,528.2	1,570.7

Long-term prepayments	1.9	2.6
Fixed assets - net	822.6	877.3
Intangible assets - net	18.5	14.8
Land use right - net	49.7	51.8
Deferred tax assets - net	(0.4)	0.8
Receivables from related parties - non-current	3.0	9.3
Other long-term assets	24.0	20.2
Total assets	2,447.5	2,547.5
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	142.2	226.1
Notes payable	140.0	129.0
Payables to related parties	247.4	169.0
Loan from related parties	-	32.4
Deferred revenue	24.9	402.1
Accrued expenses	41.9	41.8
Other payables	20.4	25.0
Tax payables	20.2	0.2
Short-term debt	404.1	255.6
Current portion of long-term debt	10.8	161.1
Customer deposits	31.9	7.0
Unrecognized tax benefit	-	17.9
Derivative contracts	10.6	0.8
Litigation accruals	1.7	5.9
Deferred tax liabilities	1.1	5.7
Warranty provision	43.8	43.6
Other current liabilities	4.7	7.3
Total current liabilities	1,145.7	1,530.5

Long-term debt, net of current portion	796.9	653.5
Long-term warranty provision	20.7	17.4
Deferred tax liabilities	6.7	5.9
Total liabilities	1,970.0	2,207.3
Redeemable ordinary shares	-	-
Stockholders' Equity
Ordinary shares	0.4	0.4
Additional paid-in capital	431.8	431.1
Accumulated income(deficit)	125.7	(20.2)
Accumulated other comprehensive loss	(80.4)	(71.1)
Total stockholders' equity	477.5	340.2
Total liabilities, redeemable ordinary shares and stockholders’ equity	2,447.5	2,547.5

Hanwha Q CELLS Co., Ltd.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(in millions of US dollars, except share data and net income (loss) per share)

	For the three months ended			For the nine months ended
	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Sep 30, 2016	Sep 30, 2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	707.8	638.0	514.9	1,860.7	1,098.7
Cost of goods sold	567.3	486.8	405.9	1,460.0	898.9
Gross profit	140.5	151.2	109.0	400.7	199.8
Selling and marketing expenses	36.4	33.1	22.8	92.3	57.8
General and administrative expenses	19.7	19.6	17.9	57.2	61.5
Research and development expenses	12.0	14.0	11.6	37.6	34.4
Restructuring charges	-	-	-	-	22.1
Operating income (loss)	72.4	84.5	56.7	213.6	24.0
Other expense
Interest income	0.1	1.7	3.1	4.9	6.4
Interest expense	(12.5)	(11.0)	(15.9)	(39.4)	(44.0)
Foreign exchange gain (loss)	(2.3)	1.8	4.0	3.5	(17.1)
Changes in fair value of derivative contracts	(2.1)	(13.7)	(15.3)	(31.1)	10.3
Investment loss	(0.6)	-	(1.5)	(2.1)	(1.5)
Other income (expense) - net	(3.0)	4.8	1.0	2.8	(3.5)
Reversal of litigation accruals	-	-	-	-	48.7
Other expense, net	(20.4)	(16.5)	(24.6)	(61.5)	(0.7)
Income (loss) before income tax	52.0	68.0	32.1	152.1	23.3

Income tax expense (benefit)	10.3	(8.8)	4.6	6.1	5.5
Net income (loss)	41.7	76.8	27.5	146.0	17.8

Net income (loss) attributable to Hanwha Q CELLS Co., Ltd.’s stockholders per share:
Basic	US$0.01	US$0.02	US$0.01	US$0.04	US$0.00
Diluted	US$0.01	US$0.02	US$0.01	US$0.04	US$0.00

Net income (loss) attributable to Hanwha Q CELLS Co., Ltd.’s stockholders per ADS:
Basic	US$0.50	US$0.92	US$0.33	US$1.75	US$0.21
Diluted	US$0.50	US$0.92	US$0.33	US$1.75	US$0.21

Number of shares used in computation of net income (loss) per share:
Basic	4,159,051,773	4,159,105,023	4,158,891,211	4,159,061,169	4,107,574,093
Diluted	4,159,514,634	4,160,058,250	4,159,413,477	4,159,521,554	4,107,720,081

Number of shares used in computation of net income (loss) per ADS:
Basic	83,181,035	83,182,100	83,177,824	83,181,223	82,151,482
Diluted	83,190,293	83,201,165	83,188,270	83,190,431	82,154,402

Other comprehensive income (loss)
Foreign currency translation adjustment	(2.0)	(29.7)	22.4	(9.3)	(73.6)
Comprehensive income (loss)	39.7	47.1	49.9	136.7	(55.8)